FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 9, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                   )

Enclosure:  Press Release dated February 9, 2006

Buhrmann NV

For more information:
PRESS	Media Relations: +31 (0)20 651 10 34
Investor Relations: +31 (0)20 651 10 42
www.buhrmann.com

Amsterdam, the Netherlands, 9 February 2006

STRONG SALES GROWTH DRIVEN BY MARKET SHARE GAINS AND BROADER PRODUCT OFFERING

Fourth quarter

•      Organic sales growth 8% with all businesses contributing; Corporate Express North America (+9%), Office Products Europe (+6%) and Office Products Australia (+9%)

•      Profitability improves with net profit* up 70% to EUR 41.8 million

•      EPS increases to EUR 0.23 (Q4 2004: EUR 0.17)

Full year 2005

•      Net profit* up 44% to EUR 118.2 million; net result EUR 2.3 million, impacted by EUR 85 million exceptional charge related to repurchase of Preference Shares C

•      EPS EUR 0.70 (2004: EUR 0.57)

•      Dividend proposed of EUR 0.17 per ordinary share (2004: EUR 0.14)

FINANCIAL HIGHLIGHTS

Amounts in EUR million	4th Quarter 2005	4th Quarter 2004	change in EUR	change at constant rates	Full Year 2005	Full Year 2004	change in EUR	Change at constant rates
Net sales	1,601.2	1,423.7	12.5%	5.9%	5,890.0	5,553.0	6.1%	5.4%
Gross contribution	481.6	428.0	12.5%	5.9%	1,775.6	1,670.7	6.3%	5.6%
Operating result (EBITE)	73.3	62.3	17.7%	9.2%	253.1	219.3	15.4%	13.9%
Net profit *	41.8	24.5	70.5%		118.2	82.2	43.8%
Net profit * ordinary share (in euro)	0.23	0.17	35.3%		0.70	0.57	22.8%
Net result	32.9	47.4	(30.6)%		2.3	89.9	(97.4)%

* Net results before changes in fair values and exceptional results (see also remarks under Basis of Presentation)

CEO’S STATEMENT

Commenting on 2005, Frans Koffrie, Buhrmann President and CEO said: ‘Our 2005 performance underlines our ability to generate profitable sales growth. We benefited from the groundwork laid in previous years, allowing us to improve sales throughout the year. This positive momentum continued into the fourth quarter, driven by market share gains – benefiting from our investments in advanced logistics and eCommerce solutions – and our ability to sell an increasingly wide selection of products to existing customers. As a global player in these fragmented markets we are increasingly taking advantage of the trend of large companies to outsource and consolidate non-strategic tasks such as procurement of office products.’

‘All our businesses contributed positively with organic sales growth in 2005; Corporate Express North America with 6%, Office Products Europe 4% and Office Products Australia 10%, with a strong contribution from the large account segment. We are not yet satisfied with our mid-market results even though we saw a third consecutive quarter of modest sales growth. Notwithstanding the costs related to our continuing investments in future growth opportunities, this full year performance underlines our ability to leverage sales growth. We are positive about prospects for sales growth in 2006, based on our expectations of continued favourable macroeconomic trends in North America and Australia and gradually recovering markets in Europe.’

FULL YEAR FINANCIAL PERFORMANCE

Net sales increased to EUR 5,890 million, a 5.4% improvement at constant rates. Organic sales growth for global office products was 6%. Group gross contribution developed in line with sales, improving 5.6% at constant rates to EUR 1,776 million. Despite investments made for future sales growth and costs attached to centralisation initiatives, operating result increased at a faster pace than the increase in gross contribution. Operating result (EBITE) was EUR 253.1 million, a 13.9% increase at constant rates.

Net profit, excluding changes in fair value and exceptional items, increased by 43.8% to EUR 118.2 million. Net result was EUR 2.3 million, impacted by an exceptional charge of EUR 85 million related to the repurchase of the outstanding Preference Shares C and non-cash fair value changes, included under financial items, of EUR 17.7 million negative.

FOURTH QUARTER FINANCIAL PERFORMANCE

Net sales were up 12.5% to EUR 1,601 million, an increase of 5.9% at constant rates. Organic sales growth for global office products was 8%. Total group gross contribution improved by 5.9% at constant rates to EUR 482 million. We experienced erosion due to re-tendering and the incentives attached to new contract wins which was offset by the success of our private brands, preferred supplier and global sourcing initiatives. Gross contribution as a percentage of sales was also impacted by mix effects such as strong growth in the large account segment, the above-average rate of sales growth in Germany and the above-average sales growth in computer supplies and facility products.

Exceptional operating costs in the fourth quarter include restructuring costs of EUR 10 million (USD 12 million) as a result of the centralisation of back-office functions in North America. USD 4 million of related, incidental costs are included in the operating costs of Corporate Express North America and another USD 8 million of incidental costs is expected to be included in the first half of 2006. At completion the run rate of the savings is estimated to be USD 17 million; USD 10 million is expected to be achieved in 2006.

An exceptional charge of EUR 4 million relates to a Civil Settlement Agreement with the U.S. Department of Justice, in connection with the sale of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreements Act.

Operating result (EBITE) was EUR 73.3 million, a 9.2% increase at constant rates. Excluding the incidental costs for the centralisation of back-office functions, operating result (EBITE) improved with 14.4% at constant rates. All divisions improved their performance. In line with our expectation operating result increased at a faster pace than the increase in gross contribution commensurate with our ability to grow sales profitably and control costs.

Net financing costs amounted to EUR 20.6 million, of which EUR 16.9 million was cash interest. Taxes were EUR 4.3 million representing an effective tax rate of 8%. Net profit, excluding changes in fair value and exceptional results, increased by 70.5% to EUR 41.8 million. Net result was EUR 32.9 million. The return on capital employed (before goodwill and exceptionals) was 34.6% (Q4 2004: 31.6%). Including goodwill and exceptionals the return on capital employed was 10.1% (Q4 2004: 10.7%).

ADDITIONAL FINANCIAL INFORMATION

For the full year 2006 we project cash interest expenses (i.e. including dividends on Preference Shares A) of approximately EUR 80 million. Cash tax payments are estimated to be between EUR 30 million to EUR 35 million while for the medium term the effective tax rate, excluding any fair value effects, exceptional items and dividend on Preference Shares A, is expected to be between 20-25%. Capital expenditure is targeted to be about EUR 80 million with depreciation at EUR 95 million. The full year 2006 cash outflow reported under ‘Other operational payments’ (from current provisions for restructuring) is expected to be EUR 15 million.

In the first quarter 2006 we expect to report an exceptional (non-cash) profit of around EUR 15 million under other financial results before taxes. This is the accounting consequence of transferring pension assets and liabilities from Buhrmann’s Dutch pension fund to PaperlinX. This transfer is in conformity with the contractual obligation following the completion of the divestment of the Paper Merchanting Division in 2003.

Press Conference and Analyst & Investor Meeting

A press conference will be held at hotel “The Grand” in Amsterdam, starting at 10 a.m. CET. A live video web cast of the analyst & investor meeting starting at 12 a.m. CET today can be accessed via www.buhrmann.com within the investor relations section under “Presentations”. The analyst & investor presentation will also be available on the web site. It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0) 45 631 69 01.

Financial calendar

Publication of first quarter results 2006:	3 May 2006
Publication of second quarter results 2006:	2 August 2006
Publication of third quarter results 2006:	1 November 2006
Publication of fourth quarter results 2006:	8 February 2007

Annual General Meeting of Shareholders:	13 April 2006
Listing ex-dividend:	19 April 2006
Selection period dividend ordinary shares (in cash or in shares):	19 - 27 April 2006
Dividend payments ordinary shares:	2 May 2006

For more information

Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

DIVISIONAL PERFORMANCE

	Global Office Products			CE North America			ASAP Software
Amounts in EUR million	Q4 2005	change in EUR	change at constant rates	Q4 2005	change in EUR	change at constant rates	Q4 2005	change in EUR	change at constant rates
Net sales	1,467.0	13.4%	6.2%	809.8	16.9%	7.2%	223.4	9.5%	2.9%
Organic growth	8%			9%			8%
Gross contribution	445.0	13.3%	6.1%	283.0	16.2%	6.6%	23.5	27.4%	19.8%
Operating result (EBITE)(1)	71.7	24.7%	15.4%	39.5	23.6%	12.0%	10.9	11.9%	5.7%
Average Capital Employed (2)	766.9	13.3%	5.2%	552.9	9.5%	0.0%	34.0	n/a	n/a
Ratios
Gross contribution / net sales	30.3%			34.9%			10.5%
EBITE / net sales	4.9%			4.9%			4.9%
EBITE / Avg. Cap. Employed	37.5%			28.7%			n/a

(1) Earnings before Interest and Tax and Exceptional results  (2) Average Capital Employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

CORPORATE EXPRESS NORTH AMERICA

Market conditions in North America developed favourably throughout the year with more people at work and a higher average spend per employee. Corporate Express North America had another solid quarter with particularly strong organic sales growth of 9% and contributions from all regions and across all product lines. Corporate Express Canada had a good year, with a continuously strong performance. It was recognised when it was named as one of the 50 best employers in the country.

Major contributions to the positive sales trend came from the large account segment where Corporate Express North America was able to leverage its strong competitive position to increase its market share. Facility supplies had another excellent quarter with double digit sales growth. In order to further expand its facility supplies offering, Corporate Express North America acquired Portsmouth Paper Company, a distributor of packaging, janitorial and safety supplies with sales of about USD 31 million. Furniture and promotional marketing also enjoyed robust performances. In the mid-market segment Corporate Express North America fully implemented the Integrated Sales Teams and delivered a third consecutive quarter of modest sales growth.

Gross contribution was EUR 283.0 million, up 6.6% at constant rates, with positive contributions from the private brand and preferred supplier initiatives. The private brand programme is progressing well at 26% of office supplies and computer supplies sales compared to 20% in the comparable quarter in 2004. In the fourth quarter Corporate Express North America saw a strong contribution from the ‘dated goods’ product line, which was added to its private brand programme. Consisting of products such as planners, calendars and organisers, ‘dated goods’ are seasonal by nature with a strong emphasis on the fourth quarter.

Corporate Express North America is in the process of centralising its local administrative operations, such as credit and collections, as well as its customer care operations into a shared service operation. This centralisation will streamline operations, drive cost efficiencies and significantly enhance service offered to customers. The project is progressing well and on schedule.

Operating result (EBITE) of Corporate Express North America improved to EUR 39.5 million, an increase of 12.0% at constant rates. Excluding the incidental costs of USD 4 million for the centralisation of back-office functions, operating result (EBITE) improved to EUR 43.1 million, an increase of 22.0% at constant rates.

ASAP SOFTWARE

ASAP Software provides businesses and institutions in North America and Europe with services on software licensing and PC hardware. ASAP supports software publishers’ processes for licensing, renewals and control of digital rights. ASAP’s software expertise is complemented by the ability to offer computer hardware and peripherals through a network of vendors, allowing ASAP to operate practically without stock.

ASAP’s fourth quarter reported sales increased 2.9% at constant rates to EUR 223.4 million. Organic growth was 8%, adjusted for the impact of the ongoing shift from invoiced sales to a commission-based agency model. The agency model has no impact on gross contributions or operating result in absolute terms. Gross contribution was EUR 23.5 million, an increase of 19.8% at constant rates. Operating result increased to EUR 10.9 million, up 5.7% at constant rates. Investments were initiated in the fourth quarter to increase penetration in small and medium-sized businesses and to expand sales in the higher margin IT service area. As a result we expect that 2006 results will be around the same level as 2005.

	OP Europe			OP Australia			Graphic Systems
Amounts in EUR million	Q4 2005	change in EUR	change at constant rates	Q4 2005	change in EUR	change at constant rates	Q4 2005	change in EUR
Net sales	253.0	4.8%	4.8%	180.8	16.1%	8.4%	134.2	3.5%
Organic growth	6%			9%			4%
Gross contribution	81.8	1.5%	1.5%	56.7	13.3%	6.0%	36.6	3.4%
Operating result (EBITE) (1)	5.3	165.3%	166.9%	16.0	15.6%	8.2%	6.4	22.0%
Average Capital Employed (2)	114.0	(2.7)%	(2.5)%	66.1	9.2%	1.3%	82.1	(20.4)%
Ratios
Gross contribution / net sales	32.3%			31.3%			27.3%
EBITE / net sales	2.1%			8.8%			4.8%
EBITE / Avg. Cap. Employed	18.7%			97.4%			31.5%

(1) Earnings before Interest and Tax and Exceptional results  (2) Average Capital Employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

OFFICE PRODUCTS EUROPE

Despite signs of improving conditions, overall European market circumstances remained challenging. Corporate Express Europe had another encouraging quarter with organic sales up 6% and improved profitability. All operating companies contributed to the sales growth, except for Veenman Germany whose performance is nevertheless improving gradually as a result of the restructuring of the business.

Germany, Sweden and Austria delivered strong sales performances. The improved performance was largely attributable to market share wins, facility products and computer supplies. The copier business continued to improve, driven by good results from Veenman Netherlands in the traditionally important fourth quarter.

Corporate Express Europe expanded its Pan-European network with the intended acquisition of Ofiexpress SA, a Madrid-based group of office product distributors. This acquisition gives Corporate Express Europe full access to the fragmented Spanish office products market. In 2005 Ofiexpress had profitable sales of about EUR 13 million, a 20% increase over 2004. Office Products Europe also signed an exclusive partnership agreement with Daily Service, the only office products supplier that provides full service in the Baltics, bringing the European coverage up to 25 European countries.

Gross contribution as a percentage of sales decreased to 32.3% compared to 33.4% a year ago but was up on a sequential basis. The absolute amount grew by 1.5% to EUR 81.8 million. Gross contribution growth was impacted by competitive re-tendering, while the sales and country mix contributed to the percentage decline. Sales of private brands remained stable at 24% of office supplies and computer supplies sales. Supported by effective cost control, operating result (EBITE) improved to EUR 5.3 million.

OFFICE PRODUCTS AUSTRALIA

Corporate Express Australia had another quarter of strong sales improvement. In the fourth quarter organic sales grew 9%. Facility and break room supplies as well as furniture saw double-digit sales growth. The Division continued to generate new business in mid-market.

Gross contribution as a percentage of sales decreased to 31.3%, while the absolute amount rose 6.0% at constant rates to EUR 56.7 million. Corporate Express Australia is realigning sales teams to improve efficiency and effectiveness. It is expected to be completed in the first quarter of 2006. Operating result (EBITE) increased to EUR 16.0 million, up 8.2% at constant rates.

Corporate Express Australia acquired seven new businesses in 2005 in the area of office supplies, promotional products, janitorial supplies and packaging, with annualised sales of EUR 19 million. Since year-end the Division completed an office products acquisition with annualised revenues of about EUR 12 million. Corporate Express Australia will continue to make acquisitions that complement existing operations. To continue broadening the lines of business remains a priority as the Division seeks to leverage further sector consolidation.

GRAPHIC SYSTEMS

Graphic Systems aims to leverage its position as a leading supplier of printing equipment by offering services, supplies and spare parts. Selling some 4,000 different consumables, ranging from offset plates to printing inks, the Triple S strategy – services, supplies and spare parts – serves as an excellent platform for reinforcing long-term relationships with customers while at the same time helping to reduce cyclicality. Triple S sales accounted for 30% of total divisional sales. The proportion of supplies ordered via our eCommerce systems rose to 36% on average in 2005.

Fourth quarter sales were EUR 134.2 million, an improvement of 3.5% compared to the same quarter last year. Order intake remained healthy and in line with gradually improving market conditions. These improvements are at a lower pace compared to previous cyclical recoveries. For 2006 we expect a continuation of the slow upward trend in the industry.

Gross contribution grew 3.4% to EUR 36.6 million. A higher gross contribution margin on machinery sales in combination with a higher share of machinery sales kept the gross contribution as a percentage of sales stable. Stringent cost control contributed to the 22.0% increase in EBITE to EUR 6.4 million.

CORPORATE

Under ‘Corporate’, operating costs for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members resulted in an operating result of EUR 4.8 million negative (Q4 2004: EUR 0.5 million negative).

Total operating costs were EUR 9.5 million (Q4 2004: 4.0 million), which includes costs attached to the implementation of Sarbanes-Oxley and charges following rationalisation of the holding organisation. A net contribution of EUR 4.7 million (Q4 2004: EUR 3.2 million) was recorded for the expected return on plan assets and interest on the pension obligations, due to the surplus status of our Dutch pension fund (31 December 2005 estimated statutory coverage ratio: 148%).

For the full year 2006 we expect to record a net contribution of approximately EUR 19 million for the expected return on plan assets and interest on the pension obligations. The operating costs for ‘Holdings’ are expected to be about EUR 29 million.

TAXES AND FAIR VALUE CHANGES

Taxes for the fourth quarter amounted to EUR 4.3 million (Q4 2004: EUR 7.7 million), reflecting an effective tax rate of 8% (excluding fair value effects, exceptional items and dividend on Preference Shares A). The relatively low effective tax rate is particularly due to the recognition of certain tax assets following improved profitability. In the fourth quarter 2005, EUR 8.4 million of cash tax payments were made. The full year 2005 cash tax payments amounted to EUR 29.7 million.

As Buhrmann did not opt for the use of the IFRS exemptions for IAS 32 and IAS 39, fair value adjustments are also included in the income statement of 2004. The total impact of these adjustments due to translation was EUR 1.4 million positive in the fourth quarter (2004: EUR 23.6 million positive). For the full year 2005 fair value adjustments were EUR 17.7 million negative (2004: EUR 22.6 million positive).

CASH FLOW, NET DEBT AND FINANCIAL COSTS

Cash flow available for financing activities (excluding interest paid and dividend on preference shares) was EUR 117 million positive in the fourth quarter. Working capital for the fourth quarter decreased by EUR 55 million whereas for the full year 2005 an increase in working capital of EUR 51 million was recorded as a consequence of the growth of our businesses. Average working capital as a percentage of sales (on a four-quarter rolling average) was 8.4% (Q3 2005: 8.6%). For the full year 2005 cash flow available for financing activities amounted to EUR 146 million positive.

Net interest-bearing debt decreased to EUR 1,080 million at year-end versus EUR 1,160 million at the end of the third quarter (31 December 2004: EUR 1,118 million). The decrease includes a EUR 15 million translation effect due to the appreciation of the US dollar versus the euro in the fourth quarter 2005.

For the quarter net financing costs, excluding fair value changes, were EUR 22.0 million (Q4 2004: EUR 25.5 million). EUR 2.8 million of these costs related to the dividend on preference shares (Q4 2004: EUR 10.1 million including Preference Shares C). Cash interest was EUR 16.9 million (Q4 2004: EUR 13.4 million) and non-cash interest amounted to EUR 2.3 million (Q4 2004: EUR 2.0 million).

On 30 November the Term Loans C of the Senior Credit Facility with nominal values of USD 497 million and EUR 49 million were converted into Term Loans D with an initial margin of LIBOR plus 1.75%. This constitutes a 0.75% reduction in comparison to the Term Loans C.

Interest cover (EBITDAE / cash interest excluding dividend preference shares) was 5.6 times (Q3 2005: 5.7 times). The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees / EBITDAE) improved to 2.7 times versus 3.0 times at the end of the third quarter.

DIVIDEND PROPOSAL

With regard to the ordinary shares, a proposal will be submitted to the Annual General Meeting of Shareholders to be held on 13 April 2006 to pay a dividend of EUR 0.17 per ordinary share. In line with Buhrmann’s policy on additions to reserves and dividends, this represents 24% of the net profit* per ordinary share of EUR 0.70. The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder taking into account restrictions related to the Senior Credit Facility.

An amount of EUR 11.2 million will be paid to holders of Preference Shares A, representing a statutory dividend of EUR 0.21 per share.

CHANGES IN THE SUPERVISORY BOARD

Mr. A.G. Jacobs will retire from the Supervisory Board, following the Annual General Meeting of Shareholders to be held on 13 April 2006. Mr. Jacobs, currently Vice Chairman of the Board and Chairman of the Audit Committee, served eight years on the Supervisory Board and rendered outstanding services to Buhrmann, for which we owe him great thankfulness.

At the Annual General Meeting, Shareholders will be asked to approve the reappointment of Mr. J. Peelen. Shareholders will also be asked for their approval regarding the proposed appointment of Mr. F.L.V. Meysman, former board member of the Executive Board of Sara Lee Corporation and former chairman of the Board of Management of Sara Lee/DE.

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2005. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of presentation

•      With effect from 2005 Buhrmann reports under International Financial Reporting Standards (IFRS). The financial information presented, which is unaudited, is based on our current interpretation of IFRS. All comparative 2004 numbers have been restated accordingly. The financial information contained herein may be changed as the accounting standards under IFRS, including their practical implementation, become finalized. During the process of finalization, the standards, regulations or interpretations related to the implementation and reporting under IFRS, among other things, may be changed, which may affect the financial information contained herein. In addition, we may in the future decide to apply a different presentation method as permitted by IFRS, which may also change the financial information contained herein.  Details of IFRS-based accounting principles and conversion from accounting principles generally accepted in the Netherlands (Dutch GAAP) into IFRS are included in the IFRS annex in the Annual Report 2004. The Annual Report is available on our website, www.buhrmann.com.

•      The concept of ‘Added value’ has been replaced by ‘Gross contribution’. The main differences are the inclusion of ‘delivery expenses’ and ‘expenses related to temporary employees’ under ‘Operating costs’, whereas previously these had been included under ‘Purchase value trade goods sold’.

Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•      The presentation of the cash flow statement has been adjusted to better reflect differences between cash flow from operational activities and cash flow from financing activities. Under financing activities, items such as interest payments on our debt, dividend on preference shares and other capital market transactions are incorporated.

•      Changes in the fair value of loans and derivatives, mainly caused by the variance in currency exchange rates, are reported separately in order to give a more operationally oriented view on the results of the business.

•      During the course of a year, certain events take place that may be viewed as part of normal business operations. These events however, may have unique characteristics that set them apart from the Company’s standard day-to-day operations. These events may be infrequent and of such a size that reporting them separately (exceptional items) provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as material restructurings impact the Group’s operations and cost structure significantly, such that reporting them separately clarifies the effect of these decisions on the results of operations

•      Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary.

•      Non-GAAP measures: Figures are often presented before exceptional items and changes in fair value. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

The figures included in this report were not audited by the external accountant

CONSOLIDATED INCOME STATEMENT

	4 th quarter		January - December
in millions of euro	2005	2004	2005	2004

Net sales	1,601.2	1,423.7	5,890.0	5,553.0
Purchase value trade goods sold	(1,119.6)	(995.6)	(4,114.4)	(3,882.3)
Gross contribution	481.6	428.0	1,775.6	1,670.7
Operating costs	(384.1)	(342.4)	(1,433.5)	(1,362.4)
Exceptional operating costs /income	(14.2)	(5.0)	(21.2)	(5.0)

Depreciation pp&e and amortisation intangibles	(24.1)	(23.3)	(89.0)	(88.9)
Operating result (EBIT)	59.1	57.3	231.8	214.4
Net financing costs *	(20.6)	(1.9)	(105.8)	(91.7)
Exceptional financing costs	(0.0)	2.2	(85.0)	(34.5)
Result before profit tax	38.5	57.6	41.0	88.1
Profit tax	(4.3)	(7.7)	(27.6)	(5.1)
Exceptional profit tax items and tax on fair value changes	3.6	(1.8)	3.0	18.3

Other financial results	(5.3)	(4.5)	(19.2)	(17.7)
Exceptional other financial results	0.3	3.9	5.0	6.2
Net result	32.9	47.4	2.3	89.9

Net result	32.9	47.4	2.3	89.9
Net exceptional results	10.1	(0.4)	97.5	13.6
Net result before exceptional results	43.0	47.0	99.8	103.5
Fair value changes net of tax	(1.2)	(22.4)	18.4	(21.3)
Net profit before changes in fair values and exceptional results	41.8	24.5	118.2	82.2

* Net financing costs
-Cash interest	(16.9)	(13.4)	(61.4)	(65.2)
-Dividend preference shares	(2.8)	(10.1)	(18.9)	(41.9)
-Non-cash interest (incl. Amortisation fees)	(2.3)	(2.0)	(7.9)	(7.3)
-Fair value changes	1.4	23.6	(17.7)	22.6
Net financing costs	(20.6)	(1.9)	(105.8)	(91.7)

OPERATIONAL RATIOS

	4 th quarter		January - December
Gross contribution as a % of net sales	30.1%	30.1%	30.1%	30.1%
EBIT as a % of net sales	3.7%	4.0%	3.9%	3.9%

excluding exceptional operating costs / income (“E”)
Gross contribution as a % of net sales	30.1%	30.1%	30.1%	30.1%
EBITE as a % of net sales	4.6%	4.4%	4.3%	3.9%

EARNINGS PER SHARE (BASIC)

	4 th quarter		January - December
in millions of euro	2005	2004	2005	2004

Average number of ordinary shares (x 1,000)	178,750	145,403	168,231	144,837

Per ordinary share (in euro)
Net result	€0.18	€0.33	€0.01	€0.62
Net profit before changes in fair values and exceptional results	€0.23	€0.17	€0.70	€0.57

Number of shares at balance sheet date			178,750	137,595

CONSOLIDATED CASH FLOW STATEMENT

	4 th quarter		January - December
in millions of euro	2005	2004	2005	2004

EBIT	59.1	57.3	231.8	214.4
Depreciation pp&e and amortisation intangibles	24.1	23.3	89.0	88.9
Other adjustments for non-cash	14.1	3.3	17.1	4.0

- (Increase) / decrease in inventories	(24.2)	(34.9)	1.4	(16.0)
- (Increase) / decrease in trade receivables	(40.7)	(36.2)	(47.0)	(3.4)
- Increase / (decrease) in trade payables	110.0	140.6	(10.6)	56.1
- (Increase) / decrease in other receivables and liabilities	10.3	(10.2)	5.6	(4.3)
(Increase) / decrease in working capital	55.4	59.3	(50.6)	32.4

Payments for defined benefit plans	(2.4)	(2.6)	(8.6)	(7.3)
Profit tax paid	(8.4)	(7.5)	(29.7)	(21.6)
Other operational payments (including restructuring)	(2.9)	(6.9)	(17.3)	(34.8)
Cash flow from operational activities	139.0	126.3	231.8	275.9
Investments in pp&e and software	(13.4)	(18.7)	(63.7)	(61.9)
Acquisitions, integration and divestments	(8.9)	(1.7)	(22.6)	(23.0)
Cash flow available for financing activities	116.7	106.0	145.5	190.9

Interest and dividend preference shares paid	(13.8)	(13.4)	(70.0)	(65.2)
Buy back premium Preference shares C	—	—	(85.0)	—
Financing fees paid	(1.6)	0.2	(7.9)	(39.4)
Shares issued	—	—	239.3	5.0
Dividend on ordinary shares paid	—	—	(11.9)	(4.4)
Payments minority shareholders	(4.7)	(3.5)	(30.6)	(7.9)
Change in non-current financing	(23.7)	9.1	(233.1)	(65.7)
Cash flow from financing activities	(43.8)	(7.7)	(199.2)	(177.6)

Net cash flow (change in current financing)	72.9	98.2	(53.7)	13.3

FINANCIAL RATIOS

	31 December	31 December
	2005	2004
Interest cover (4 quarterly rolling)
- EBITDAE / cash interest	5.6	4.7
- EBITDA / cash interest	5.2	3.0
cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDAE	2.7	2.2
- Net-interest-bearing debt / EBITDA	2.9	2.2
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	37%	31%
- Net-interest-bearing debt in % of group equity	72%	100%

CONSOLIDATED BALANCE SHEET

	31 December
in millions of euro	2005	2004

Non-current assets
Goodwill	1,499.2	1,322.3
Property, plant & equipment and intangible assets (software)	333.1	321.9
Pre-paid pensions, deferred tax and other non-current assets	564.8	524.5
Total non-current assets	2,397.0	2,168.6

Current assets
Inventories	453.4	403.0
Trade receivable	873.8	754.3
Other receivables	203.5	179.0
Cash *	114.0	154.0
Total current assets	1,644.7	1,490.2

Total assets	4,041.7	3,658.9

Group equity
Shareholders’ equity	1,450.3	1,061.8
Minority interest	59.4	55.8
Group equity	1,509.7	1,117.6

Non-current liabilities
Preference shares and loans *	1,137.8	1,232.2
Deferred tax, pension obligations, derivatives and provisions	241.7	285.1
Total non-current liabilities	1,379.5	1,517.3

Current liabilities
Loans and bank overdrafts *	55.8	39.5
Trade payables	724.8	673.1
Other liabilities	372.0	311.4
Total current liabilities	1,152.5	1,024.0

Total equity and liabilities	4,041.7	3,658.9

Working capital	473.5	388.3
Capital employed	2,302.8	2,025.5
Net-interest-bearing	1,079.5	1,117.7

*) these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	31 December
in millions of euro	2005	2004

Shareholders’ equity at the start of the reporting period	1,062	1,436
Conversion to IFRS	—	(364)
Net result year to date	1	90
Dividend ordinary shares	(12)	—
Net proceeds issue ordinary shares	238	—
Repurchase minority shares	(10)	—
Interest hedges	3	1
Share-based payments	7	7
Unrecognised actuarial losses on pension plans	(19)	(21)
Translation differences	180	(87)
Shareholders’ equity at the end of the reporting period	1,450	1,062

FIGURES PER DIVISION
NET SALES

	4 th quarter		January - December
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	809.8	692.8	3,047.0	2,869.4
-ASAP Software	223.4	204.0	773.4	764.8
Office Products North America	1,033.2	896.9	3,820.4	3,634.2
Office Products Europe	253.0	241.3	947.6	913.8
Office Products Australia	180.8	155.8	700.7	596.0
Global Office Products	1,467.0	1,293.9	5,468.7	5,144.0
Graphic Systems	134.2	129.7	421.4	409.0
Buhrmann	1,601.2	1,423.7	5,890.0	5,553.0

ORGANIC GROWTH OF SALES

	4 th quarter		January - December
	2005	2004 *	2005	2004 *
-Corporate Express NA	9%	n/a	6%	n/a
-ASAP Software	8%	n/a	7%	n/a
Office Products North America	8%	4%	6%	3%
Office Products Europe	6%	n/a	4%	n/a
Office Products Australia	9%	n/a	10%	n/a
Global Office Products	8%	3%	6%	2%
Graphic Systems	4%	16%	4%	7%
Buhrmann	8%	4%	6%	2%

* Based on Dutch GAAP

Gross contribution

	4 th quarter		January - December
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	283.0	243.6	1,053.6	990.6
-ASAP Software	23.5	18.4	79.3	71.5
Office Products North America	306.5	262.0	1,132.8	1,062.1
Office Products Europe	81.8	80.6	308.7	306.8
Office Products Australia	56.7	50.0	215.5	191.1
Global Office Products	445.0	392.6	1,657.0	1,560.1
Graphic Systems	36.6	35.4	118.7	110.6
Buhrmann	481.6	428.0	1,775.6	1,670.7

Gross contribution as a % of NET SALES

	4 th quarter		January - December
	2005	2004	2005	2004
-Corporate Express NA	34.9%	35.2%	34.6%	34.5%
-ASAP Software	10.5%	9.0%	10.3%	9.4%
Office Products North America	29.7%	29.2%	29.7%	29.2%
Office Products Europe	32.3%	33.4%	32.6%	33.6%
Office Products Australia	31.3%	32.1%	30.7%	32.1%
Global Office Products	30.3%	30.3%	30.3%	30.3%
Graphic Systems	27.3%	27.3%	28.2%	27.0%
Buhrmann	30.1%	30.1%	30.1%	30.1%

OPERATING RESULT (EBITE/EBIT)

	4 th quarter		January - December
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	39.5	32.0	156.2	141.2
-ASAP Software	10.9	9.7	33.0	30.5
Office Products North America	50.4	41.7	189.2	171.7
Office Products Europe	5.3	2.0	7.2	0.7
Office Products Australia	16.0	13.8	59.1	53.5
Global Office Products	71.7	57.5	255.5	225.9
Graphic Systems	6.4	5.3	9.4	(1.0)
Corporate	(4.8)	(0.5)	(11.8)	(5.5)
EBITE	73.3	62.3	253.1	219.3
Exceptional operating results	(14.2)	(5.0)	(21.2)	(5.0)
EBIT	59.1	57.3	231.8	214.4

OPERATING RESULT (EBITE) as a % of NET SALES
(ROS in %)

	4 th quarter		January - December
	2005	2004	2005	2004

-Corporate Express NA	4.9%	4.6%	5.1%	4.9%
-ASAP Software	4.9%	4.8%	4.3%	4.0%
Office Products North America	4.9%	4.6%	5.0%	4.7%
Office Products Europe	2.1%	0.8%	0.8%	0.1%
Office Products Australia	8.8%	8.9%	8.4%	9.0%
Global Office Products	4.9%	4.4%	4.7%	4.4%
Graphic Systems	4.8%	4.1%	2.2%	(0.3)%
Corporate	(0.3)%	(0.0)%	(0.2)%	(0.1)%
Buhrmann	4.6%	4.4%	4.3%	3.9%

AVERAGE CAPITAL EMPLOYED

	4 th quarter		January - December
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	552.9	504.7	530.7	537.3
-ASAP Software	34.0	(5.2)	19.3	(7.4)
Office Products North America	586.9	499.6	550.0	529.9
Office Products Europe	114.0	117.2	116.9	124.9
Office Products Australia	66.1	60.5	59.8	52.3
Global Office Products	766.9	677.2	726.7	707.1
Graphic Systems	82.1	103.1	95.0	118.8
Corporate	1.0	10.0	7.3	1.3
Buhrmann, excluding goodwill	850.0	790.3	829.0	827.2
Goodwill	1,480.4	1,362.6	1,421.6	1,403.8
Buhrmann, including goodwill	2,330.4	2,152.9	2,250.6	2,231.0

OPERATING RESULT (EBITE) as a % of AVG CAP. EMPLOYED
(ROCE in %)

	4 th quarter		January - December
	2005	2004	2005	2004

-Corporate Express NA	28.7%	25.3%	29.5%	26.3%
-ASAP Software	n/a	n/a	n/a	n/a
Office Products North America	34.4%	33.4%	34.4%	32.4%
Office Products Europe	18.7%	7.0%	6.2%	0.6%
Office Products Australia	97.4%	91.5%	99.5%	102.6%
Global Office Products	37.5%	34.0%	35.2%	32.0%
Graphic Systems	31.5%	20.5%	10.0%	(0.9)%
Buhrmann, excluding goodwill and exceptionals	34.6%	31.6%	30.6%	26.5%
Buhrmann, including goodwill and excluding exceptionals	10.1%	10.7%	10.3%	9.6%

NUMBER OF EMPLOYEES

	31 December
in number of FTE’s	2005	2004

-Corporate Express NA	9,976	10,083
-ASAP Software	544	461
Office Products North America	10,520	10,544
Office Products Europe	3,694	3,804
Office Products Australia	2,337	2,200
Global Office Products	16,550	16,547
Graphic Systems	954	1,002
Corporate	71	69
Buhrmann	17,575	17,618

EXCHANGE RATES

	4 th quarter		January -December

Euro versus US$, average rate	1.19	1.30	1.24	1.24
Euro versus US$, end rate			1.18	1.36
Euro versus Aus$, average rate	1.60	1.71	1.63	1.69
Euro versus Aus$, end rate			1.61	1.75

CONSOLIDATED INCOME STATEMENT

	2005				2004
in millions of euros	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	1,601.2	1,490.8	1,479.8	1,318.2	1,423.7	1,347.4	1,433.6	1,348.3
Purchase value trade goods sold	(1,119.6)	(1,046.2)	(1,044.5)	(904.1)	(995.6)	(938.4)	(1,016.2)	(932.1)
Gross contribution	481.6	444.6	435.3	414.1	428.0	409.0	417.5	416.2
Operating costs	(384.1)	(360.9)	(351.8)	(336.6)	(342.4)	(336.8)	(342.3)	(340.9)
Exceptional operating costs /income	(14.2)	—	(7.0)	—	(5.0)	0.0	(0.0)	—

Depreciation pp&e and amortisation intangibles	(24.1)	(22.5)	(21.6)	(20.8)	(23.3)	(21.8)	(22.4)	(21.4)
Operating result (EBIT)	59.1	61.2	54.9	56.7	57.3	50.4	52.8	53.8
Net financing costs *	(20.6)	(21.3)	(26.2)	(37.7)	(1.9)	(20.3)	(26.9)	(42.6)
Exceptional financing costs	(0.0)	—	—	(85.0)	2.2	(1.6)	(35.1)	—
Result before profit tax	38.5	39.9	28.7	(66.1)	57.6	28.5	(9.1)	11.2
Profi tax	(4.3)	(5.6)	(9.7)	(7.9)	(7.7)	(2.4)	6.8	(1.8)
Exceptional profit tax items and tax on fair value changes	3.6	(0.2)	(0.4)	—	(1.8)	1.4	18.2	0.5
Other financial results	(5.3)	(4.7)	(5.6)	(3.7)	(4.5)	(4.4)	(4.8)	(4.0)
Exceptional other financial results	0.3	(0.1)	4.7	—	3.9	(0.6)	2.9	—
Net result	32.9	29.3	17.8	(77.7)	47.4	22.5	14.0	6.0

Net result	32.9	29.3	17.8	(77.7)	47.4	22.5	14.0	6.0
Net exceptional results	10.1	0.1	2.3	85.0	(0.4)	1.6	12.5	0.0
Net result before exceptional results	43.0	29.4	20.1	7.3	47.0	24.1	26.5	6.0
Fair value changes net of tax	(1.2)	(0.2)	7.0	12.9	(22.4)	(7.4)	(3.1)	11.6
Net profit before changes in fair values and exceptional results	41.8	29.2	27.1	20.2	24.5	16.7	23.4	17.5

*Net financing costs
-Cash interest	(16.9)	(17.0)	(15.0)	(12.5)	(13.4)	(14.3)	(19.2)	(18.3)
-Dividend preference shares	(2.8)	(2.8)	(2.8)	(10.5)	(10.1)	(10.6)	(10.7)	(10.4)
-Non-cash interest (incl. Amortisation fees)	(2.3)	(1.9)	(1.7)	(1.9)	(2.0)	(2.0)	(1.5)	(1.8)
-Fair value changes	1.4	0.4	(6.6)	(12.9)	23.6	6.6	4.6	(12.1)
Net financing costs	(20.6)	(21.3)	(26.2)	(37.7)	(1.9)	(20.3)	(26.9)	(42.6)

OPERATIONAL RATIOS

	2005				2004
	Q3	Q2	Q2	Q1	Q4	Q3	Q2	Q1
Gross contribution as a % of net sales	30.1%	29.8%	29.4%	31.4%	30.1%	30.4%	29.1%	30.9%
EBIT as a % of net sales	3.7%	4.1%	3.7%	4.3%	4.0%	3.7%	3.7%	4.0%

exluding exceptional operating costs / income (“E”)
Gross contribution as a % of net sales	30.1%	29.8%	29.4%	31.4%	30.1%	30.4%	29.1%	30.9%
EBITE as a % of net sales	4.6%	4.1%	4.2%	4.3%	4.4%	3.7%	3.7%	4.0%

EARNINGS PER SHARE (BASIC)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average number of ordinary shares (x 1,000)	178,750	178,750	177,829	145,403	145,403	145,403	144,648	143,893

Per ordinary share in euros
Net result	€0.18	€0.16	€0.10	€(0.53)	€0.33	€0.15	€0.10	€0.04
Net profit before changes in fair values and exceptional results	€0.23	€0.16	€0.15	€0.14	€0.17	€0.12	€0.16	€0.12

CONSOLIDATED CASH FLOW STATEMENT

	2005				2004
in millions of euro	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

EBIT	59.1	61.2	54.9	56.7	57.3	50.4	52.8	53.8
Depreciation pp&e and amortisation intangibles	24.1	22.5	21.6	20.8	23.3	21.8	22.4	21.4
Other adjustments for non-cash	14.1	(2.3)	3.8	1.6	3.3	2.1	(1.3)	(0.2)

- (Increase) / decrease in inventories	(24.2)	13.1	(15.8)	28.2	(34.9)	(18.3)	4.8	32.4
- (Increase) / decrease in trade receivables	(40.7)	11.7	(74.0)	56.1	(36.2)	36.8	(48.8)	44.7
- Increase / (decrease) in trade payables	110.0	(76.0)	127.6	(172.3)	140.6	(42.3)	118.1	(160.4)
- (Increase) / decrease in other receivables and liabilities	10.3	3.0	2.4	(10.1)	(10.2)	(7.0)	(32.3)	45.2
(Increase) / decrease in working capital	55.4	(48.2)	40.2	(98.1)	59.3	(30.8)	41.9	(38.0)

Profit tax paid	(8.4)	(8.3)	(7.3)	(5.6)	(7.5)	(1.4)	(5.9)	(6.9)
Payments for defined benefit plans	(2.4)	(2.0)	(1.9)	(2.3)	(2.6)	(1.6)	(1.4)	(1.7)
Other operational payments (including restructuring)	(2.9)	(3.6)	(6.9)	(3.8)	(6.9)	(5.9)	(14.5)	(7.5)
Cash flow from operational activities	139.0	19.3	104.2	(30.7)	126.3	34.5	94.0	21.0
Investments in pp&e and software	(13.4)	(22.8)	(12.1)	(15.4)	(18.7)	(11.2)	(12.1)	(20.0)
Acquisitions, integration and divestments	(8.9)	(6.6)	(4.5)	(2.5)	(1.7)	(5.9)	(3.9)	(11.6)
Cash flow available for financing activities	116.7	(10.2)	87.6	(48.6)	106.0	17.5	78.0	(10.6)

Interest and dividend preference shares paid	(13.8)	(21.7)	(21.1)	(13.4)	(13.4)	(14.3)	(19.2)	(18.3)
Buy back premium Preference shares C	—	(1.0)	(84.0)	—	—	—	—
Financing fees paid	(1.6)	(0.1)	(0.1)	(6.1)	0.2	(34.8)	(0.4)	(4.5)
Shares issued	(0.0)	(0.0)	(0.8)	240.1	(0.0)	0.0	5.0	0.0
Dividend on ordinary shares paid	—	—	(11.9)	—	—	—	(4.4)	—
Payments minority shareholders	(4.7)	(0.3)	(21.3)	(4.3)	(3.5)	0.1	0.1	(4.5)
Change in non-current financing	(23.7)	4.0	(9.1)	(204.3)	9.1	(68.8)	(6.5)	0.5
Cash flow from financing activities	(43.8)	(18.0)	(65.3)	(72.1)	(7.7)	(117.8)	(25.3)	(26.8)

Net cash flow (change in current financing)	72.9	(28.2)	22.3	(120.7)	98.2	(100.2)	52.7	(37.4)

FIGURES PER DIVISION

NET SALES

	2005				2004
in millions of euro	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

-Corporate Express NA	809.8	784.7	743.2	709.3	692.8	733.0	722.4	721.1
-ASAP Software	223.4	192.8	221.7	135.4	204.0	168.0	242.8	149.9
Office Products North America	1,033.2	977.6	964.9	844.7	896.9	901.1	965.3	871.0
Office Products Europe	253.0	224.5	231.3	238.9	241.3	212.4	221.1	239.0
Office Products Australia	180.8	188.8	184.2	146.9	155.8	149.9	148.4	141.9
Global Office Products	1,467.0	1,390.8	1,380.4	1,230.5	1,293.9	1,263.4	1,334.7	1,251.9
Graphic Systems	134.2	100.0	99.5	87.7	129.7	84.0	98.9	96.4
Buhrmann	1,601.2	1,490.8	1,479.8	1,318.2	1,423.7	1,347.4	1,433.6	1,348.3

GROSS CONTRIBUTION

	2005				2004
in millions of euro	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

-Corporate Express NA	283.0	269.2	253.3	248.0	243.6	252.6	246.4	248.0
-ASAP Software	23.5	18.1	21.7	16.0	18.4	15.8	21.8	15.5
Office Products North America	306.5	287.3	275.0	264.0	262.0	268.5	268.2	263.5
Office Products Europe	81.8	72.1	76.4	78.4	80.6	71.5	75.0	79.8
Office Products Australia	56.7	57.6	55.7	45.5	50.0	47.0	47.6	46.5
Global Office Products	445.0	417.0	407.0	388.0	392.6	387.0	390.8	389.7
Graphic Systems	36.6	27.6	28.3	26.2	35.4	22.0	26.7	26.5
Buhrmann	481.6	444.6	435.3	414.1	428.0	409.0	417.5	416.2

Gross contribution as a % of NET SALES

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

-Corporate Express NA	34.9%	34.3%	34.1%	35.0%	35.2%	34.5%	34.1%	34.4%
-ASAP Software	10.5%	9.4%	9.8%	11.8%	9.0%	9.4%	9.0%	10.3%
Office Products North America	29.7%	29.4%	28.5%	31.3%	29.2%	29.8%	27.8%	30.3%
Office Products Europe	32.3%	32.1%	33.0%	32.8%	33.4%	33.7%	33.9%	33.4%
Office Products Australia	31.3%	30.5%	30.2%	31.0%	32.1%	31.3%	32.1%	32.7%
Global Office Products	30.3%	30.0%	29.5%	31.5%	30.3%	30.6%	29.3%	31.1%
Graphic Systems	27.3%	27.6%	28.5%	29.8%	27.3%	26.2%	27.0%	27.5%
Buhrmann	30.1%	29.8%	29.4%	31.4%	30.1%	30.4%	29.1%	30.9%

OPERATING RESULT (EBITE/EBIT)

	2005				2004
in millions of euro	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

-Corporate Express NA	39.5	41.1	35.2	40.4	32.0	36.5	33.9	38.9
-ASAP Software	10.9	6.2	10.3	5.6	9.7	5.4	10.2	5.2
Office Products North America	50.4	47.3	45.5	46.0	41.7	41.9	44.1	44.0
Office Products Europe	5.3	0.2	(0.3)	2.1	2.0	(0.2)	(2.9)	1.7
Office Products Australia	16.0	15.1	16.7	11.3	13.8	13.1	15.1	11.5
Global Office Products	71.7	62.6	61.8	59.4	57.5	54.7	56.4	57.3
Graphic Systems	6.4	1.8	1.9	(0.7)	5.3	(3.3)	(2.1)	(0.9)
Corporate	(4.8)	(3.2)	(1.8)	(2.0)	(0.5)	(1.0)	(1.4)	(2.6)
EBITE	73.3	61.2	61.9	56.7	62.3	50.4	52.8	53.8
Exceptional operating results	(14.2)	—	(7.0)	—	(5.0)	0.0	(0.0)	—
EBIT	59.1	61.2	54.9	56.7	57.3	50.4	52.8	53.8

OPERATING RESULT (EBITE) as a % of NET SALES

	2005				2004
in millions of euro	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

-Corporate Express NA	4.9%	5.2%	4.7%	5.7%	4.6%	5.0%	4.7%	5.4%
-ASAP Software	4.9%	3.2%	4.6%	4.1%	4.8%	3.2%	4.2%	3.4%
Office Products North America	4.9%	4.8%	4.7%	5.4%	4.6%	4.6%	4.6%	5.1%
Office Products Europe	2.1%	0.1%	-0.1%	0.9%	0.8%	-0.1%	-1.3%	0.7%
Office Products Australia	8.8%	8.0%	9.1%	7.7%	8.9%	8.7%	10.2%	8.1%
Global Office Products	4.9%	4.5%	4.5%	4.8%	4.4%	4.3%	4.2%	4.6%
Graphic Systems	4.8%	1.8%	1.9%	-0.8%	4.1%	-3.9%	-2.1%	-0.9%
Corporate	-0.3%	-0.2%	-0.1%	-0.2%	0.0%	-0.1%	-0.1%	-0.2%
Buhrmann	4.6%	4.1%	4.2%	4.3%	4.4%	3.7%	3.7%	4.0%

AVERAGE CAPITAL EMPLOYED

	2005				2004
in millions of euro	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

-Corporate Express NA	552.9	540.4	519.2	511.5	504.7	526.2	537.8	575.4
-ASAP Software	34.0	21.1	3.7	9.5	(5.2)	(8.9)	(18.8)	(10.6)
Office Products North America	586.9	561.5	522.9	521.0	499.6	517.3	519.0	564.8
Office Products Europe	114.0	120.1	121.8	114.0	117.2	124.3	127.3	131.4
Office Products Australia	66.1	59.8	57.9	59.0	60.5	48.8	47.9	53.6
Global Office Products	766.9	741.4	702.6	694.0	677.2	690.4	694.3	749.9
Graphic Systems	82.1	94.8	102.5	103.3	103.1	117.6	128.1	128.7
Corporate	1.0	9.3	12.8	8.3	10.0	7.9	(5.8)	(6.4)
Buhrmann, excluding goodwill	850.0	845.6	818.0	805.6	790.3	816.0	816.5	872.1
Goodwill	1,480.4	1,455.0	1,407.3	1,350.7	1,362.6	1,416.9	1,429.0	1,415.3
Buhrmann, including goodwill	2,330.4	2,300.5	2,225.3	2,156.4	2,152.9	2,232.9	2,245.6	2,287.4

OPERATING RESULT (EBITE) as a % of AVG CAP. EMPL. (ROCE in %)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

-Corporate Express NA	28.7%	30.5%	27.1%	31.6%	25.3%	27.7%	25.2%	27.0%
-ASAP Software	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Office Products North America	34.4%	33.7%	34.8%	35.4%	33.4%	32.4%	34.0%	31.2%
Office Products Europe	18.7%	0.6%	(1.1)%	7.3%	7.0%	(0.6)%	(9.0)%	5.2%
Office Products Australia	97.4%	101.8%	116.0%	76.9%	91.5%	107.3%	126.6%	86.4%
Global Office Products	37.5%	33.8%	35.3%	34.3%	34.0%	31.7%	32.5%	30.6%
Graphic Systems	31.5%	7.7%	7.5%	(2.7)%	20.5%	(11.3)%	(6.6)%	(2.8)%
Buhrmann, excluding goodwill and exceptionals	34.6%	29.0%	30.3%	28.2%	31.6%	24.7%	25.9%	24.7%
Buhrmann, including goodwill and exceptionals	10.1%	10.6%	9.9%	10.5%	10.7%	9.0%	9.4%	9.4%

EXCHANGE RATES

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Euro versus US$, average rate	1.19	1.22	1.26	1.31	1.30	1.22	1.21	1.25
Euro versus US$, end rate	1.18	1.20	1.21	1.30	1.36	1.24	1.22	1.22
Euro versus Aus$, average rate	1.60	1.61	1.64	1.69	1.71	1.72	1.69	1.63
Euro versus Aus$, end rate	1.61	1.58	1.59	1.68	1.75	1.72	1.76	1.61

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: February 9, 2006